EXHIBIT 12.2


        COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                       (Including Interest on Deposits)

The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the nine months ended September 30, 1996 and for the five years ended December 31, 1995 were as follows:


                                      Nine Months
                                    Ended September
                                          30,                   Years Ended December 31,
(dollars in millions)                --------------             ------------------------
                                           1996       1995      1994    1993      1992     1991
                                           ----       ----      ----    ----      ----     ----
Net income (loss)                        $  449     $  678    $  542  $  367    $  338  $  (103)
Extraordinary items, net of tax              --                    7      --       (73)      (8)
Cumulative effect of changes in
accounting principles, net of
tax                                          --         --        --     (24)       --       --

Income tax expense (benefit)                341        529       422     262       190      (51)
                                            ---        ---       ---     ---       ---      ----
   Pretax earnings (loss)                $  790    $ 1,207    $  971  $  605    $  455  $  (162)
                                         ======    =======    ======  ======    ======  ========
Fixed charges:
   Portion of rental expense
   (net of sublease
   rental income) which
   approximates the
   interest factor                           30         38        35      36        37       39
Interest on borrowed funds                  652      1,079     1,038     384       352      386
Interest on deposits                      1,262      1,791     1,301   1,177     1,640    2,202
                                          -----      -----     -----   -----     -----    -----
   Total fixed charges                   $1,944     $2,908    $2,374  $1,597    $2,029   $2,627
                                         ======     ======    ======  ======    ======   ======
Earnings (for ratio
calculation)                             $2,734     $4,115    $3,345  $2,202    $2,484   $2,465
                                         ======     ======    ======  ======    ======   ======
Ratio of earnings to fixed                1.41x      1.42x     1.41x   1.38x     1.22x     .94x
   charges                               ======     ======    ======  ======    ======   ======



For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. For the year ended December 31, 1991, earnings were insufficient to cover fixed charges. Additional earnings necessary for the year ended December 31, 1991 to bring the ratio of earnings to fixed charges to a one-to-one basis are $162 million.